Blink Charging Co.

3284 N 29th Court

Hollywood, FL 33020-1320

January 25, 2018

VIA EDGAR

Russell Mancuso, Branch Chief

Office of Electronics and Machinery

Mail Stop 3030

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Blink Charging Co.
Amendment No. 5 to Registration Statement on Form S-1
Filed January 11, 2018
File No. 333-214461

Dear Mr. Mancuso:

This letter provides the response of Blink Charging Co. (the “Company”) to the oral comment provided by a member of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange to our securities counsel on January 23, 2018. For your convenience, the matters are listed below, followed by the Company’s responses:

Email to Blink Network

1.	We note that the Company’s CEO has sent an email to members of the Blink Network. Please clarify whether the Company is engaging in a Directed Share Program with regard to members of the Blink Network and, if so, please disclose the Directed Share Program in your registration statement. In addition, please file this email as a Free Writing Prospectus or please explain why you believe this is not a Free Writing Prospectus.

RESPONSE:

In response to the Staff’s comment regarding a Directed Share Program, we note that the email states that “the underwriters of that offering have agreed to consider reserving a number of the shares of common stock being offered for our Blink members.” The underwriters have not agreed to reserve a certain number of shares and are under no obligation to do so. There are no plans for a Directed Share Program at this time.

In response to the Staff’s comment regarding whether the email is a Free Writing Prospectus, it is our view that it is a communication that should not be deemed (i) an “offer” or “solicitation” under the Securities Act, or (ii) a prospectus because the email falls under the safe harbor provided under Securities Act Rule 134.

(i)The email was not an “offer” or “solicitation” because it clearly states that “This communication shall not constitute an offer to sell or the solicitation of an offer to buy” and “nor shall there be any sale of the referenced securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.” An investor could not at the time of receipt of the email, nor currently, purchase any security offered in the current offering.

(ii) There was no information regarding the offering in the email (including items allowed by Rule 134(a) such as title of security, price, intended use of proceeds, or schedule for the offering), there was a legend in the communication that stated, among other items, that “the offering will be made by means of a prospectus only . . . Before you invest, you should read the prospectus included in the registration statement for more complete information about the Company and this offering . . . This communication shall not constitute an offer to sell or the solicitation of an offer to buy” and the email is an electronic communication that provides an active hyperlink to an active hyperlink to a prospectus that meets the requirements of section 10 of the Securities Act. This hyperlink takes to you to a preliminary prospectus that clearly states that “we may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.”

Sincerely,

Blink Charging Co.

By:	/s/ Michael Calise
Name:	Michael Calise
Title:	Chief Executive Officer